UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
FORM 12b-25	001-33720

NOTIFICATION OF LATE FILING	CUSIP NUMBER
40431N203

|__| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q || Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended:  September 30, 2011

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

HSW International, Inc.
Full name of registrant

Former name if applicable:

Six Concourse Parkway, Suite 1500
Address of principal executive office

Atlanta, GA 30328
City, state and zip code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Although the management of HSW International, Inc. (the “Company”) has been working diligently to complete all required information for its Form 10-Q  for the quarterly period ended September 30, 2011 (the “Form 10-Q”), the Registrant is unable to file the Form 10-Q within the prescribed time period without unreasonable effort and expense due to the efforts that would be required to complete its determination for a gain on the change of interest ownership related to its investee capital noncash transactions.  The Company accounts for its investment under the equity method of accounting. In June 2011, the Company’s investee issued additional common stock to two unrelated parties in exchange for certain non-monetary assets.  Since the Company is still in the process of evaluating preliminary valuation data untimely provided orally by the investee, the Company is unable to file its Form 10-Q within the prescribed time period.  The Company believes that the amount of the gain on the noncash change in interest will be in the range of $0.2 million to $0.4 million, which is subject to change, pending the completion of our review of certain fair value estimates made by our investee. Depending on the materiality of the final adjustment, management might conclude that the Company needs to restate and amend its Quarterly report on Form 10-Q for the second quarter 2011 filed with the SEC to reflect this gain.  The Company undertakes the responsibility to file the Form 10-Q for the quarterly period ended September 30, 2011 on or prior to the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bradley T. Zimmer	(770)	821-6670
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
|X| Yes |  | No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |  | No

On a preliminary, unaudited basis, and as discussed above, the Company expects to have a gain on the change in interest in the range of $0.2 million to $0.4 million. In addition, due to strategic reductions in the number of personnel supporting its China business operations to better align expenses to the revenues being generated at this time which impacted the Company’s expectations of revenues and growth rates, the Company performed an impairment analysis on its license to operate in China which resulted in an impairment charge of $0.4 million, recorded in its statements of operations for the third quarter ended September 30, 2011.   Results for the three- and nine-month periods ended September 30, 2011 remain subject to further adjustment and actual results might differ from the foregoing estimates.

HSW International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2011	By:	/s/ Bradley T. Zimmer
Name: Bradley T. Zimmer
Title: Executive Vice President & General Counsel